UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report: August 15, 2024
Commission File Number: 001-41247

Satellogic Inc.
(Translation of registrant’s name into English)

Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note
Satellogic Inc. (“Satellogic”) is furnishing this report on Form 6-K to provide its unaudited condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements.
The unaudited condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023 are attached to this Form 6-K as Exhibit 99.1. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Title
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
101	The following materials from Satellogic’s Report on Form 6-K as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and 2023 formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Consolidated Statements of Operations and Comprehensive Loss, (ii) the Condensed Consolidated Balance Sheets, (iii) the Condensed Consolidated Statements of Stockholders' Equity, (iv) the Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.
(Registrant)

August 15, 2024	By:	/s/ Rick Dunn
Name: Rick Dunn
Title: Chief Financial Officer